Cover Letter to Offer to Purchase and Letter of Transmittal

Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

If You Do Not Want to Sell Your Shares at This Time,

Please Disregard This Notice.

This Is Solely Notification of the Fund’s Tender Offer.

September 17, 2008

Dear Morgan Stanley Global Long/Short Fund P Shareholder:

We are writing to inform you of important dates relating to a tender offer by Morgan Stanley Global Long/Short Fund P (the “Fund”). If you are not interested in tendering any of your shares in the Fund (“Shares”) for purchase by the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on September 17, 2008. While tenders of Shares may be withdrawn until 12:00 midnight, Eastern time, on October 27, 2008, tenders of Shares must be submitted no later than October 17, 2008. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal in the enclosed envelope no later than October 17, 2008. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Fund, either by mail or by fax, in good order no later than October 17, 2008.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Central time.

Sincerely,

Morgan Stanley Global Long/Short Fund P

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